Eric Lewis Fishel



linkedin.com/in/eric-fishel-9974035/

Professional Background

I am a sustainability, finance and operations executive with 20 years of experience, working at the intersection of profit and social impact. After honing my financial, strategic analysis and structuring skills in public market debt investing, I transitioned into the food processing and agriculture industry to focus on the intersection of for profit business objectives and positive societal impact. I closed an equity investment and restructured a wholesale spice processing business across Tanzania and the Netherlands on behalf of a regenerative agriculture investment fund. I then joined the investee as Director to create and implement a growth and impact strategy from scratch, with no existing administration or direct farmer relationships.

I quickly collaborated with the Tanzanian team, farmers in the field, co-founders in the Netherlands and Tanzania to learn the business and put in place previously non-existing quality, financial and operational procedures necessary to obtain accurate key performance indicators. We hired and mentored a middle management team to enact change around the most pressing issues, while at the same time building a strategic plan for a more impactful and profitable future.

We literally built from the ground up a new, organically certified, direct from farmer supply chain for black pepper, cinnamon, clove, cardamom and ginger in the challenging terrain of Tanzania mountains. I led supply chain due diligence to develop social impact indicators and accountability for issues such as women's empowerment, living wages, no child labor and deforestation prevention, all in the context of sensitive and challenging local cultural norms. The business now processes and exports top quality spices to the tune of 1 million pounds annually to the most reputable European buyers, lowering their supply chain risk and increasing their impact due to our work on the ground. Trianon now supports via business profit training on organic and regenerative agriculture principles for 700+ farmers on over 3,000 acres of land.

Prior to leading the regenerative spice business, I honed my financial and strategy analysis expertise investing into notoriously volatile and risky high yield corporate debt. I was responsible for financial, strategic and structural analysis on 60+ companies with over $60B of aggregate bond issuance with opinions distributed to top institutional investors, investment bankers and our trading desk. A high level of mental curiosity, problem solving, autonomy and communication skills were extremely important in this fast-paced, high-risk environment where I had to provide opinions discerned from complex information quickly and simply to influence various stakeholders.

Career Experience

Trianon Spices – Tanzania   2020 – 2025
CFO & Co-Interim CEO

Financial Management
- Led financial planning, budgeting, cash management and funding to increase sales 4x to $2 million.
- Lowered COGS and increased gross profit margin from negative to 20% by guided purchasing, sales, inventory and investment strategies, as well as finding win-win pricing structures with farmers and improving processing loss.
- Managed the bookkeeping and tax teams to ensure accurate, timely, and compliant monthly and annual financial reporting, including overseeing four financial audits.
- Lowered founder and company risk by improving governance and restructuring the debt and equity capital structures across Tanzania and the Netherlands.
- Raised over $2.3 million in equity, grants and debt, managing investor relations with funders across the UK, Netherlands and South Africa, as well as closed co-founder share buyout.

Operational Management
- Managed staff of 20+, including four manager direct reports in the finance, export, quality and agriculture departments plus external tax, audit, human resources and legal teams.
- Oversaw procurement for the purchase of over 1 million pounds of spices annually, including pricing, contamination prevention, quality monitoring and farmer training.
- Supervised export of 35 full containers annually from Tanzania to European clients, ensuring customer communication, accurate documentation, timely delivery, quality control, and strong agent relationships.

Sustainability & Impact
- Designed and implemented a direct sourcing program for black pepper, cinnamon, clove, ginger and cardamom small farmers that grew from zero to 310,000+ pounds annually.
- Increased women farmers registered annually in organic program from 1% to 30%.
- Led living wage study and implemented traceability for prevention of child labor and deforestation in the supply chain, resulting in NaturLand social certification.
- Managed organic and Naturland social certifications, overseeing three audits, resolving two supply chain contamination non-compliances and driving program growth to 700 farmers from zero.

- Created regenerative agriculture program, overseeing senior agronomist and four field staff, to train and incentivize small farmers on 3,000+ acres, producing 1.5 million pounds of spices annually on regenerative agriculture.

Grounded Investment Company – South Africa   2020 – 2025
Investment Manager
- Closed venture capital fund's first equity investment and follow-on into a B2B Tanzanian spice processing business, leading due diligence, valuation, structuring, and joined investee as Director & Chairman (see above).
- Led equity investment origination into South African chilli processing business sourcing from farmers in Zambia, Malawi, Zimbabwe and South Africa by collaborating with CEO and advising fund on structure and impact strategy.

Wells Fargo Investment Bank – Charlotte, NC   2012 – 2019
Vice President, High Yield Debt

- Guided trading desk investment decisions on $160B of publicly traded high yield corporate debt in the telecom, cable and media industries with ~$100M of daily gross investment exposure.
- Evaluated ongoing risks and opportunities on 60+ companies with financial projections, equity and debt valuations, capital structure assessments, industry positioning analysis, legal reviews, quarterly and annual report scrutinization and engaging with C-suite executives.
- Earned recognition as part of a top global investment research team by institutional investor clients for strong relationships and insightful investment guidance.
- Condensed complex due diligence findings into clear, concise investment recommendations, delivered verbally and in written reports to email list of over 500 top institutional investors.
- Supported investment bank as research analyst independently pitching $7B+ of executed corporate bond issuance as lead investment bank and $50B+ as co- bank to hedge funds, mutual funds and other institutional investor clients.

Morgan Stanley Investment Bank – Mumbai, India & Baltimore, MD   2006 – 2009
Operations Team Leader

- Led equity books management team responsible for maintaining the accuracy of billions of dollars in purchase and sales positions in a high-pressure, time-sensitive environment to minimize market and regulatory risk.
- Enhanced operational procedures, collaborating with IT, compliance, clients, market exchanges and regulatory bodies, achieving a 75% reduction in book discrepancies, significantly lowering financial and operational risk.
- Led offshoring of division to Mumbai, India by developing new financial management operational procedures, risk management structure and training new team abroad. Resulted in saving $500,000+ annually.

Education

Master of Business Administration, Finance & Economics
The University of Chicago Booth School of Business, Chicago, IL

Master of Arts, Economics
Johns Hopkins University, Washington, DC

Bachelor of Science, Finance & International Business
The University of Maryland, College Park, MD

Languages & Other

Languages: Spanish (Intermediate) • Swahili (Basic)

Impact Amplifier - Cape Town, South Africa   2019 – 2020
Volunteer Consultant
- Analysed impact of Zimbabwe small farmer chili sourcing program for multi-billion-dollar restaurant chain with findings presented to board.
- Led due diligence and collaborated with founders to deploy $100K of catalytic grant capital to startup South African impact businesses.

Monroe Capital - Chicago, USA   2012
MBA internship, private mezzanine debt fund,
- Due diligence for $700mm+ debt fund on private equity sponsored and direct investments, including successfully closing $25mm of loan investments.

Entre Todos Asociación Civil - Buenos Aires, Argentina   2010
Volunteer work, microfinance organization,
- Monitored loan portfolio and assisted micro entrepreneurs with business management

Universidad de Valencia - Valencia, Spain   2004
Undergrad Semester Abroad
- Studied Spanish music, history and language studying abroad